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[SUTHERLAND LETTERHEAD]                      1275 Pennsylvania Avenue, NW  ATLANTA
                                                Washington, DC 20004-2415  AUSTIN
                                            202.383.0100 Fax 202.637.3593  HOUSTON
                                                       www.sutherland.com  NEW YORK
                                                                           TALLAHASSEE
                                                                           WASHINGTON DC
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W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                               October 13, 2008

VIA ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Michelle Roberts, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

    RE:  METLIFE INVESTORS SEPARATE ACCOUNT A
         INITIAL REGISTRATION STATEMENT ON FORM N-4
         FILE NOS. 333-152385/811-03365

Dear Ms. Roberts:

   On behalf of MetLife Investors USA Insurance Company ("MLI USA") and its separate account, MetLife Investors USA Separate Account A, we are providing MLI USA's responses to your comments of September 12, 2008 in connection with the above-referenced initial registration statements filed on July 17, 2008. Each of the Staff's comments is set forth below, followed by MLI USA's response. To the extent that a response indicates that MLI USA proposes revised disclosure, the revised prospectus pages are attached.

1. GENERAL COMMENT

      COMMENT: Please disclose to the Staff whether there are any types of guarantees or support agreements with third parties to support any of the guarantees under the policy or any of its related riders. If there are not, please include a representation in the response letter indicating that there are no such agreements and the Depositor will be primarily responsible for paying out any guarantees associated with the policy.

8032139.2                                        SUTHERLAND ASBILL & BRENNAN LLP

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Michelle Roberts, Esq.
October 13, 2008
Page 2

      RESPONSE: MLI USA does not have any type of guarantee or support agreement with a third party to support any of the guarantees under the contract or any of its related riders. MLI USA will be responsible for paying out any guarantees associated with the contract.

2. STATE VARIATIONS (PG. 7)

      COMMENT: Please revise the statement that the ". . . prospectus is intended to describe all material features of the contract" to clarify that the prospectus in fact describes all the material features of the contract.

      RESPONSE: MLI USA has revised the prospectus to read "[t]his prospectus describes all the material features of the contract."

3. FEE TABLE (PGS. 10-15)

      COMMENT: (a) Please disclose in a footnote how the 2.30% figure was calculated with respect to the Separate Account Annual Expenses.

      RESPONSE: (a) MLI USA has revised the fee table to reflect the removal of the Optional Death Benefit - Compounded Plus and include the following footnote: "This charge is determined by adding the Mortality and Expense Charge, the Administration Charge, the Optional Death Benefit-- Annual Step-Up Charge, and the Additional Death Benefit--Earnings Preservation Benefit Charge."

      COMMENT: (b) The Optional Rider Charges table's use of "(maximum)" needs further elaboration. Please insert a clarifying footnote. (See, for example, p 59, footnote 3.)

      RESPONSE: (b) MLI USA has revised the prospectus to include the following footnote: "Certain rider charges may increase upon an Optional Step-Up or Optional Reset, but they will not exceed the maximum charges listed in this table. (See "Expenses.")"

      COMMENT: (c) At the end of the Portfolio Expenses table, there is a reference to "Net Total Annual Portfolio Expenses" but there is no column in the table with that heading. Should that reference be changed to "Total Annual Portfolio Expenses"? In addition, with regard to footnotes to the Portfolio Expenses Table that reference the use of "estimated expenses" (e.g., footnote 1), the Registrant should disclose why the expenses are estimated.

      RESPONSE: (c) MLI USA has revised the prospectus to change the reference from "Net Total Annual Portfolio Expenses" to "Total Annual Portfolio Expenses." In addition, certain fund expenses are estimated because the funds are new. MLI USA's footnote disclosure is in the format provided by the funds and it is consistent with Form N-1A.

8032139.2                                        SUTHERLAND ASBILL & BRENNAN LLP

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Michelle Roberts, Esq.
October 13, 2008
Page 3

4. EXAMPLES (P. 16)

      COMMENT: If applicable, please confirm in your correspondence to the Staff that the figures set forth in the Example tables do not reflect the bonus credits.

      RESPONSE: MLI USA confirms that the figures set forth in the Example tables do not reflect the bonus credits.

5. APPENDIX B

      COMMENT: Please add notes to the Account Values columns indicating how each value was calculated.

      RESPONSE: MLI USA has revised the prospectus to add notes explaining how the values are calculated.

6. APPENDIX C AND APPENDIX D

      COMMENT: Clarify that when a Purchaser makes an excess withdrawal, the reduction in account value is calculated using the entire amount of the withdrawal and not just the amount that exceeded the Annual Increase Amount/Annual Benefit Amount (as applicable).

      RESPONSE: MLI USA revised the prospectus to clarify that the reduction in account value is calculated using the entire amount of the withdrawal and not just the amount that exceeded 6% of the Annual Increase Amount (for the GMIB Plus) or the Annual Benefit Payment (for the Lifetime Withdrawal Guarantee).

7. MISCELLANEOUS

      COMMENT: Any exhibits, financial statements, and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

      RESPONSE: MLI USA will include any exhibits, financial statements, and any other required disclosure not included in this registration statement in a pre-effective amendment to the registration statement. In addition, MLI USA will provide the Tandy representations under separate cover.

8032139.2                                        SUTHERLAND ASBILL & BRENNAN LLP

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Michelle Roberts, Esq.
October 13, 2008
Page 4

   We hope that you will find these responses satisfactory. In addition, MLI USA has made the determination to remove the Purchase Payment Credit recapture supplement from the filing and not to include any reference to the Purchase Payment Credit recapture in the filing. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at
(202) 383-0873.

                                          Sincerely,

                                          /s/ W. Thomas Conner

                                          W. Thomas Conner

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cc:  Michele Abate, Esq.
     John Richards, Esq.
     Lisa Flanagan, Esq.
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8032139.2                                        SUTHERLAND ASBILL & BRENNAN LLP